       AS FILED WITH SECURITIES EXCHANGE COMMISSION ON FEBRUARY 24, 2000.


                                                      REGISTRATION NO. 333-91597

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--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           -------------------------


                                AMENDMENT NO. 1



                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           -------------------------

                                THE CRONOS GROUP
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

                           -------------------------

                    LUXEMBOURG                                        NOT APPLICABLE
          (STATE OR OTHER JURISDICTION OF                            (I.R.S. EMPLOYER
          INCORPORATION OR ORGANIZATION)                            IDENTIFICATION NO.)

                     16, ALLEE MARCONI, BOITE POSTALE 260,
                               L-2120 LUXEMBOURG
                             TELEPHONE: 352 453145
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                           -------------------------





                  DENNIS J. TIETZ                                        COPY TO:
                 THE CRONOS GROUP
                 444 MARKET STREET                                JAMES F. FOTENOS, ESQ.
          SAN FRANCISCO, CALIFORNIA 94111                         FOTENOS & SUTTLE, P.C.
                  (415) 677-8990                              50 CALIFORNIA STREET, SUITE 700
                  DJT@CRONOS.COM                              SAN FRANCISCO, CALIFORNIA 94111
        (NAME, ADDRESS, INCLUDING ZIP CODE,                        JFF@FOTENOSSUTTLE.COM
               AND TELEPHONE NUMBER,
    INCLUDING AREA CODE, OF AGENT FOR SERVICE)



          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

   From time-to-time, pursuant to Rule 415, after the Registration Statement becomes effective.

    If the only securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with a dividend or interest reinvestment plan, please check this box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ] __________ .

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________ .

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ] __________ .


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.


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--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED FEBRUARY 24, 2000


PRELIMINARY PROSPECTUS

                                 [CRONOS LOGO]

                                 500,000 Shares

                                THE CRONOS GROUP

                                 Common Shares
                           -------------------------

This Prospectus is part of a Registration Statement that we have filed with the SEC using a "shelf" registration process. This means:

     - The selling shareholders may each offer and sell the common shares covered by this Prospectus from time-to-time;

     - We will provide a Prospectus Supplement each time a selling shareholder sells the common shares covered hereby; and

     - The Prospectus Supplement will provide specific information about the terms of the offering and also may add, update, or change information contained in this Prospectus.


The Cronos Group's common shares trade on the NASDAQ National Market under the symbol "CRNS."



CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 7 OF THIS PROSPECTUS.

                           -------------------------

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                              , 2000

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
ENFORCEABILITY OF CIVIL LIABILITIES.........................    3
WHERE YOU CAN FIND MORE INFORMATION.........................    4
THE COMPANY.................................................    4
THE SELLING SHAREHOLDERS....................................    4
FORWARD-LOOKING STATEMENT...................................    5
RECENT DEVELOPMENTS.........................................    5
RISK FACTORS................................................    7
USE OF PROCEEDS.............................................   13
PRICE RANGE OF COMMON SHARES................................   13
FINANCIAL CONDITION AND RESULTS OF OPERATIONS AS OF
  SEPTEMBER 30, 1999........................................   13
SELLING SHAREHOLDERS........................................   13
PLAN OF DISTRIBUTION........................................   15
DESCRIPTION OF COMMON SHARES................................   15
TAX CONSIDERATIONS..........................................   19
LEGAL MATTERS...............................................   22
EXPERTS.....................................................   22
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............   22

                      ENFORCEABILITY OF CIVIL LIABILITIES


     The Cronos Group is a holding company incorporated under the laws of Luxembourg. Two of the six directors of Cronos are residents of countries other than the United States, and all or a substantial portion of the assets of such persons are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons to enforce against them judgments of courts of the United States predicated upon the civil liability provisions of the Federal or state securities laws of the United States. The Company has been advised by its Luxembourg counsel, Elvinger, Hoss & Prussen, that there is doubt (a) whether a judgment of a United States court predicated solely upon the civil liability provisions of the Federal or state securities laws would be enforceable in Luxembourg against Cronos or such persons, and (b) whether an action could be brought in Luxembourg against Cronos or such persons in the first instance on the basis of liability predicated solely upon the provisions of the Federal or state securities laws.


                           -------------------------

     We have not taken any action to permit a public offering of the common shares covered hereby outside of the United States or to permit the possession or distribution of this Prospectus outside of the United States. Persons outside of the United States who come into possession of this Prospectus must inform themselves about and observe any restrictions relating to the offering of the common shares and the distribution of this Prospectus outside of the United States.

     In this Prospectus, "Cronos," "Company," "we," "us," and "our" refer to The Cronos Group.

     YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN ON THE FRONT OF THESE DOCUMENTS.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a Registration Statement on Form S-3 registering the common shares offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information in the Registration Statement or the exhibits that are part of the Registration Statement. For further information with respect to Cronos and the common shares, please see the Registration Statement and the exhibits that are part of the Registration Statement.

     You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Our SEC filings are also available to the public from the SEC's Website at http://www.SEC.gov.

     We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As required by the Exchange Act, we file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the SEC's public reference rooms and the Website of the SEC referred to above.

                                  THE COMPANY


     We are one of the world's leading lessors of intermodal marine containers. Through an extensive global network of offices and agents, Cronos leases both its own and other owners' containers to over 400 ocean carriers and transport operators, including to the 20 largest ocean carriers. Cronos, through its predecessor companies, has been in the container leasing business since November 1978. Cronos is a limited liability company (societe anonyme) organized in Luxembourg, with register number RCS LUX B 27489. Cronos conducts its container leasing business through operating subsidiaries. Cronos first offered its common shares to the public in December 1995. Our registered offices are located at 16, Allee Marconi, Boite Postale 260, L-2120 Luxembourg, and our telephone number is 352-453145.


                            THE SELLING SHAREHOLDERS

     The common shares covered by this Prospectus are shares owned or that may be acquired upon the exercise of warrants by MeesPierson N.V., a Dutch financial institution ("MeesPierson") and First Union National Bank, a national banking association ("FUNB") (MeesPierson and FUNB are referred to collectively as the "Selling Shareholders"). The Selling Shareholders, each of whom is a lender to the Company, each acquired 150,000 of our common shares and warrants to acquire an additional 100,000 each of our common shares in August 1999 in connection with a $50,000,000 loan made by the Selling Shareholders to a subsidiary of the Company. This Prospectus covers the common shares owned and to be acquired by the Selling Shareholders under the warrants issued to them.

                           FORWARD-LOOKING STATEMENT

     An investment in our common shares involves a high degree of risk. In addition to the other information contained in this Prospectus, you should carefully consider the risk factors identified below before investing in our common shares. All statements, trend analyses, and other information contained in this Prospectus regarding the markets for our container leasing services and net revenue, profitability, and anticipated expense levels, and any statements containing the words "anticipate," "believe," "plan," "estimate," "expect," "intend," or other similar expressions constitute forward-looking statements. These forward-looking statements are subject to business and economic risks. Our actual results of operations may differ materially from those contained in the forward-looking statements. The cautionary statements made in this Prospectus apply to all forward-looking statements wherever they appear in this Prospectus.


                              RECENT DEVELOPMENTS



     On September 21, 1999, we received an unsolicited merger proposal from the President of Interpool, Inc. ("Interpool"). Interpool is a competitor of the Company. Cronos' container fleet consists of approximately 365,000 TEUs, both owned and managed for third parties (a "TEU" is a measure used in the container industry and signifies a "twenty-foot equivalent unit," with a 20-foot container representing one TEU and a 40-foot container representing two TEUs.). Interpool's fleet consists of approximately 500,000 TEUs. While we concentrate primarily on the short-term and master lease market, meaning that most of our leases have terms of less than one year, Interpool concentrates on the longer-term lease market, with the bulk of its fleet of containers leased under leases of terms of three years or more.



     By its proposal, Interpool proposed a merger of Cronos with Interpool's 50%-owned Nevada subsidiary, Container Applications International, Inc. ("CAI"). Interpool proposed, subject to conditions, that the shareholders of Cronos would receive $5.00 per share in the transaction. Interpool's proposal was subject to numerous conditions, including the conduct of "confirmatory" due diligence, the absence of a material adverse effect prior to closing, the negotiation of a definitive acquisition agreement, and the obtaining of regulatory and other approvals.



     While Interpool indicated in its letter a willingness to discuss its proposal and its structure, Interpool gave us 24 hours to provide a "satisfactory response," or Interpool threatened to take its proposal "directly to [our] shareholders." On September 23, 1999, Interpool filed its preliminary proxy statement with the SEC proposing an alternative slate of nominees for the Board of Directors of Cronos, whose sole purpose would be to merge Cronos with and into CAI pursuant to the Interpool proposal.



     Promptly after we received Interpool's September 21st proposal, we instructed our financial advisors, First Union Securities, Inc. ("First Union"), to evaluate it. On October 4 and 8, 1999, the Board met and unanimously determined that the Interpool proposal, in its then current form, be rejected as inadequate and not in the best interest of the Company and its shareholders. At the same time, the Board instructed First Union to pursue strategic alternatives to enhance shareholder value, including a possible sale of the Company.



     The Company has entered into confidentiality and standstill agreements with several parties, and has supplied these parties with financial and other information about the Company. On January 4, 2000, the Company also entered into a confidentiality agreement with Interpool, whereby the Company agreed to provide Interpool with access to the same information as the Company made available to other interested parties. Interpool also agreed not to pursue a transaction with Cronos on an unsolicited basis until April 30, 2000. Interpool may pursue a transaction with the Company on an unsolicited basis earlier than April 30, 2000, in the event that Cronos enters into a letter of intent or an agreement in principle to merge, or engages in a business combination or like transaction with another entity, or if another entity or Cronos makes a tender or an exchange offer for 25% or more of the outstanding shares of common stock of Cronos.



     The Company, with its advisor, First Union, has continued to hold discussions with Interpool and other interested parties. However, at this time, the Company is unable to predict whether a transaction will result from these discussions.

                                  RISK FACTORS



     You should carefully consider the following risk factors and all other information contained in this Prospectus before investing in our common shares. Investing in our common shares involves a high degree of risk. Any of the following factors could harm our business and could result in a partial or complete loss of your investment.



OUR BUSINESS IS CYCLICAL



     Demand for leased containers and container leasing rates depend largely upon levels of world trade. Recessionary business cycles and worldwide oversupplies of containers can negatively impact our operating results. During economic downturns, ocean carriers tend to lease fewer containers and rely on their own fleets to satisfy a greater percentage of their requirements. Thus, a decrease in the volume of world trade could adversely affect our financial results.



     Our industry has experienced cyclical downturns during the last fifteen years. Since 1996, the container leasing industry has experienced declines in container utilization and daily container rental rates due to consolidation in the global shipping industry. While we have observed an improvement in terms of world trade since the second quarter of 1999, as the economies of Asia and Latin America recover from the financial crises that affected them in 1997, and while we have seen indications that containerized trade volumes from North America and Europe to Asia may be increasing, these positive signs have yet to have a positive impact upon Cronos' operating performance. At December 31, 1999, the combined utilization of our container fleet (based on approximate original equipment cost) stood at 80%. This utilization represents an improvement over the utilization of 75% reported at the end of 1998. However, our utilization at December 31, 1999 was still lower than it was during the first six months of 1998. During the course of 1999, our per diem container rental rate fell by approximately 11%.



     Other factors that affect the demand for leased containers and utilization and per-diem rental rates include the supply and pricing of new and used containers, economic conditions in the shipping industry, the availability of financing, fluctuations in interest rates, currency valuations, import-export restrictions, quotas, tariffs, exchange restrictions, other governmental regulations, and other factors that are inherently unpredictable and beyond the control of Cronos.



DEPENDENCE ON FINANCING



     We are heavily dependent upon third parties to supply us with the capital needed to acquire containers. Our operations require significant capital on an ongoing basis to expand the size of our fleet and to replace our existing fleet of containers. We have historically funded container fleet expansion through a combination of secured debt financings, capital leases, management of containers for third-party container owners, and the sponsorship of public limited partnerships in the United States.



     All of the containers owned by Cronos are pledged to secure borrowings. Additional financing will be necessary if we are to continue to increase the rate of expansion of our fleet. We may not be able to obtain such financing when needed or on terms favorable to us. Furthermore, delays in obtaining financing for containers Cronos has ordered from container manufacturers could require Cronos to reduce or curtail future orders, resulting in a reduction in the expansion of our container fleet.



     As of December 31, 1999, approximately 35% of our total container fleet had been financed by United States public limited partnerships. During 1997, 1998, and 1999 approximately 34%, 40%, and 43% respectively, of our gross lease revenue was generated by containers managed by Cronos for third parties, and approximately 38%, 35%, and 33% respectively, of our gross lease revenue was generated from containers owned by public limited partnerships. We have not offered a public limited partnership since 1997. While we intend to offer a limited partnership to the public in the year 2000, there can be no assurance that we will be successful in doing so or that the financing of our container fleet through the offering of public limited partnerships will be a source of financing for us in the future.



     As of December 31, 1999, we had total borrowings of $110 million, of which $30 million (27%) bore interest at fixed rates and the remaining $80 million (73%) bore interest at variable rates. All of the variable rate borrowings bear interest at a margin over an established market rate (e.g., LIBOR) or over the lender's own base rate. An increase of 1% in these base rates, leaving all other factors constant, would increase our annual interest expense on the borrowings outstanding at December 31, 1999, by $0.8 million.



WE FACE STIFF COMPETITION



     We compete for lessees of our containers with several large container leasing companies that have substantially greater financial and other resources than we do. Competition among container leasing companies is based upon several factors, including the location and availability of inventory, lease rates, service, and the quality of containers. The industry has been in a period of consolidation since 1993. As of December 31, 1999, the two largest container leasing companies had fleets totaling approximately 2.3 million TEUs, or 42% of the worldwide leased container fleet. Our larger competitors might be able to exploit their greater financial resources and economies of scale and reduce per-diem rates to enhance their market share. In addition, an increase in the availability of capital or sustained low rates of interest could provide an incentive for ocean carriers to purchase containers rather than to lease them from the container leasing industry.



DEFAULTS BY LESSEES



     We are dependent upon our lessees continuing to make lease payments for their containers. A default by a lessee under a lease may cause us to lose revenues for past services as well as future revenues. In addition, the equipment may be returned to us in a location where we may be unable to arrange efficiently for the re-leasing or the sale of such equipment, in which event we could incur additional operating expenses. Consequently, defaults may prevent us from being able to recover our investment in such equipment. In addition, due to a variety of factors, repossession from defaulting lessees may be difficult in certain jurisdictions.



     In each of the last five years, Cronos' write-offs for specific doubtful accounts have been less than 2% of annual gross lease revenue, although no assurance can be given that the level of lessee defaults will remain at this level or not increase to an extent that would materially affect our results of operations or financial condition.



DISPUTE WITH THE CONTRIN GROUP



     We manage containers for investment entities sponsored or affiliated with Contrin Holding S.A., a Luxembourg holding company (collectively "Contrin"). Approximately 1.6% (measured by TEUs) of the fleet of containers we manage for third parties is owned by members of the Contrin Group. We are in a dispute with Contrin over funds that Contrin claims to have remitted to Cronos for the purchase of containers. Contrin claims that in 1994 it transmitted $2.6 million to Cronos for the purchase of containers. We believe that these funds were not received by us but were diverted to an account in the name of and/or controlled by our former chairman, Stefan M. Palatin, and that this was known or should have been known by Contrin. We also believe that the bank that received the funds is at fault. Contrin's counsel has advised us that Contrin will institute proceedings for the recovery of the $2.6 million against Cronos, together with accrued interest. While we believe that we have meritorious defenses to Contrin's claims, if a proceeding is instituted, we could lose and be obligated to pay Contrin the money it is demanding.



THE SEC'S NOVEMBER 15, 1999 CEASE-AND-DESIST ORDER



     On November 15, 1999, we consented to the entry by the SEC of an administrative cease and desist order (the "Order"). Without admitting or denying the findings made by the SEC in the Order, we agreed to cease and desist from committing or causing any future violation of certain antifraud, reporting, and recordkeeping provisions of the Federal securities laws. The SEC's investigation of the Company began in February 1997 and was triggered by the actions of our former chairman, Stefan M. Palatin. Cronos' Board removed Mr. Palatin as CEO in May 1998 and, in July 1998, Mr. Palatin resigned from our Board. While Mr. Palatin is no longer an officer or director of the Company, he continues to control approximately 20% of our outstanding common shares.



     The SEC made certain findings by its Order. We neither admitted nor denied the findings made by the SEC. The SEC found that Cronos, under the domination and control of Mr. Palatin, misrepresented, through affirmative misstatements and omissions in its public statements and filings with the SEC, transactions it had with Mr. Palatin for the period from December 1995 through 1997, including:



     - That Mr. Palatin had intercepted payments between Cronos and one of its major customers (which Mr. Palatin also controlled);



     - That Cronos paid Mr. Palatin millions of dollars in 1994 before Cronos first sold its shares of Common Stock to the public;



     - That Mr. Palatin sold shares in Cronos' initial public offering through another entity which he controlled;



     - That Cronos paid additional monies to Mr. Palatin shortly after the 1995 offering; and



     - That Mr. Palatin did not own certain collateral that he pledged to secure loans he owed to Cronos.



     The SEC further found that Cronos systematically fired or demoted employees and directors who challenged or questioned Mr. Palatin's transactions or the disclosures of the Company related thereto.



     While the Order did not impose any fine or penalty against Cronos, we are unable to predict what impact, if any, it will have on our future business or whether it will lead to future litigation involving Cronos. Under the Order, we have designated an agent for service of process with respect to any proceeding instituted by the SEC to enforce the Order or with respect to any future investigation of the Company by the SEC. In addition, the entry of the Order precludes the Company and persons acting on its behalf from relying upon certain protections accorded to forward-looking statements by the Securities Act of 1933 and the Securities Exchange Act of 1934 for the three years ended November 14, 2002.



CONTROL BY PRINCIPAL SHAREHOLDERS



     Our four largest shareholders or groups of shareholders control approximately 60% of our outstanding common shares. These shareholders, individually, or as a group (were they to associate as a group), could have the ability to elect members of our Board of Directors and to control the outcome of certain matters submitted to a vote of shareholders, such as any proposed merger or consolidation of Cronos.

     Our largest shareholder remains Stefan M. Palatin, our former Chief Executive Officer and Chairman of the Board. We are in a dispute with Mr. Palatin over monies he owes to us under promissory notes he signed in favor of a subsidiary of the Company. In November 1999, we brought an action in New York State Court to collect on the promissory notes, and on February 8, 2000, we obtained a default judgment against Mr. Palatin in the amount of $6,583,666. We do not know whether we will be able to collect on this judgment against Mr. Palatin, as he is not resident in the United States. As a result of this and other disputes between the Company and Mr. Palatin, we anticipate that Mr. Palatin will vote the common shares that he exercises control over against the recommendations of management on proposals we may submit to our shareholders.



LACK OF LIQUIDITY FOR OUR COMMON SHARES



     Because of the percentage of our common shares controlled by a few shareholders or groups of shareholders, the trading volume in our common shares is low. For 1999, the average daily trading volume in our shares was 9,288 shares, or approximately 0.1% of our outstanding shares as of December 31, 1999. The effect of limited liquidity can be to make it more difficult to sell our common shares and can increase the volatility of the price of our common shares.



OUR SHAREHOLDER RIGHTS PLAN MAY LIMIT THE VALUE OF OUR COMMON SHARES



     On October 25, 1999, we adopted a shareholder rights plan, commonly referred to as a "poison pill." We adopted the plan in response to the unsolicited proposal by one of our competitors, Interpool, Inc., to acquire the Company by merger with Interpool's 50%-owned subsidiary, Container Applications International, Inc., for $5.00 per share in cash for all of our outstanding common shares. We discuss Interpool's proposal under "Recent Developments" above.



     Pursuant to the shareholder rights plan, Cronos declared an allocation of one right to purchase one-tenth of a share of our common stock for each outstanding share of common stock, payable to our shareholders of record on October 25, 1999. Each right, when it becomes exercisable, entitles the registered holder to purchase from Cronos one-tenth of a share of common stock at a price per whole share of common stock of $16, subject to adjustment. The rights generally become exercisable when a person or a group of persons acquires the beneficial ownership of 20% or more of our outstanding common shares, or after the commencement of or announcement of an intention to make a tender or exchange offer for our shares that would result in a person or group becoming the beneficial owner of 20% or more of our shares. The rights would not be triggered in the event that an acquisition, or a tender or exchange offer, is at a price and on terms that the Board of Cronos determines to be adequate and in the best interest of Cronos and its shareholders. The plan is designed to prevent takeover attempts of the Company, including any such attempt by Interpool, without the approval of the Company's Board. The plan can also have the effect of discouraging bidders interested in taking over the Company and of depressing the price at which our common shares would otherwise trade to reflect this reduced interest.



SHARES ELIGIBLE FOR FUTURE SALE



     We issued 300,000 of our common shares to the Selling Shareholders on August 2, 1999, and granted to them warrants to acquire an additional 200,000 shares. Upon issuance of these additional 200,000 shares, we will have 9,358,378 shares outstanding. In addition, our Chief Executive Officer, Dennis J. Tietz, holds an option to acquire 300,000 of our common shares, and the Board adopted, and the shareholders of the Company at the annual meeting held January 13, 2000, approved, our 1999 Stock Option Plan, which authorizes the grant of options to our officers and employees for the purchase of 500,000 common shares. On February 4, 2000, the Compensation Committee of our

Board authorized the grant of options for 420,000 of our common shares under the 1999 Stock Option Plan to eight officers of subsidiaries of the Company. Other than for the shares held by certain of our largest shareholders, virtually all of our outstanding common shares are available for immediate resale without restriction. Given the limited liquidity of the market for our common shares, the sale of the common shares covered hereby in open market transactions, or sales of common shares by our existing shareholders in substantial amounts, could depress the market price of our common shares.


WE ARE DEPENDENT UPON KEY MANAGEMENT

     Most of our senior executives and other management-level employees have been with us for over five years and have significant industry experience. The loss of the services of one or more of them could have a material adverse effect on our business. We believe that our future success will depend on our ability to retain key members of our management team and to attract capable management in the future. There can be no assurance that we will be able to do so. We do not maintain "key man" life insurance on any of our officers.

FLUCTUATIONS IN FOREIGN EXCHANGE RATES COULD REDUCE OUR PROFITABILITY


     Substantially all of our revenues are billed and paid in U.S. dollars, and approximately 78% of our costs in 1999 were incurred and paid in U.S. dollars. Of the remaining costs, most are not predictable and individually are of small amounts and in various denominations, and thus are not suitable for cost-effective hedging. From time to time we hedge a portion of the expenses which are predictable and are principally in U.K. pounds sterling. In addition, almost all of our container purchases are paid for in U.S. dollars. There can be no assurance that exchange rate fluctuations will not adversely affect our results of operations and financial condition.


WE MAY BE LIABLE FOR ENVIRONMENTAL CLEANUP AS THE OWNER OF CONTAINERS

     Under the state and federal laws of the United Sates and the laws of certain other countries, the owner of a container may be liable for environmental damage, cleanup or other costs in the event of actual or threatened contamination resulting from discharge of material from a container. There is a possibility that such liability or a portion thereof may be imposed on a container owner, such as Cronos, even if the owner is not at fault. Although we maintain insurance against property damage and bodily injury and generally we require lessees of containers to obtain similar insurance, there can be no assurance that such insurance will protect us fully against damages stemming from this risk or that we will be able to avoid liability for environmental damages or costs relating to the operations of our lessees.

     Many countries, including the United States, have taken action, both collectively and individually, to regulate chlorofluorocarbon compounds ("CFCs"). CFCs historically have been used in the manufacture and operation of refrigerated containers, including those we purchased prior to June 1993. Refrigerated containers that we have purchased since that date do not use CFCs as a refrigerant gas. The possibility exists that at some time in the future market pressures or possible governmental regulations may require refrigerated containers using CFCs to be retrofitted with non-CFC refrigerants. Also, there can be no assurance that the replacement refrigerant used in our new refrigerated containers will not become subject to similar market pressures or governmental regulations. We may have to bear all or a substantial portion of such costs relating to retrofitting the refrigerated containers that we own. Although no assurance can be given in this regard, we do not believe that any such further expenses would be material in relation to our financial position and results of operation. In addition, refrigerated containers that are not retrofitted may command lower prices in the market for used containers once we retire these containers from our fleet.


CONSEQUENCES OF LUXEMBOURG INCORPORATION


     We are organized as a Luxembourg company, and are governed by our Articles of Incorporation, the Luxembourg Company Act of August 10, 1915, as amended, and the Luxembourg Law on Holding Companies of July 31, 1929. Luxembourg law differs in certain respects from the corporate laws of most states of the United States. Principles of law relating to such matters as corporate procedures, fiduciary duties of management, and the rights of our shareholders may differ from those that would apply if we were incorporated in a state of the United States. For example, our authorized but unissued capital stock is eliminated every five years unless the shareholders reauthorize it, which is not typically required in the United States, and shareholders have preemptive rights unless such rights are suppressed every five years. In addition, Luxembourg law imposes a 1.0% tax on most new issuances of shares that increase shareholders' equity.

HOLDING COMPANY STRUCTURE

     We are a holding company. We derive all of our operating income and cash flow from our subsidiaries. We rely upon distributions from our subsidiaries and intercompany borrowings to generate the funds necessary to meet our obligations. The ability of our subsidiaries to make payments to us is subject, among other things, to applicable laws of their respective jurisdictions of incorporation and such restrictions as may be contained in credit agreements or other financing arrangements entered into by such subsidiaries. Claims of creditors of our subsidiaries will generally have priority as to the assets of such subsidiaries over our claims and those of our shareholders.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of the common shares that the Selling Shareholders will sell pursuant to this Prospectus.

                          PRICE RANGE OF COMMON SHARES

     Our common shares are quoted on the Nasdaq National Market under the symbol "CRNS." The following table sets forth, for the periods indicated, the high and low closing prices per share of our common shares as reported on the Nasdaq National Market.


                                                               HIGH       LOW
                                                              -------    ------
CALENDAR YEAR 1998
First Quarter...............................................  $7.25      $    5.125
Second Quarter..............................................  $7.125     $    5.00
Third Quarter...............................................  $5.969     $    4.875
Fourth Quarter..............................................  $6.625     $    3.375
CALENDAR YEAR 1999
First Quarter...............................................  $5.9375    $    4.125
Second Quarter..............................................  $4.875     $    3.50
Third Quarter...............................................  $4.625     $    3.50
Fourth Quarter..............................................  $5.625     $    4.563



     On February 18, 2000, the last reported closing price of our common shares on the Nasdaq National Market was $5.625 per share. As of December 31, 1999, there were 446 shareholders of record of our common shares.


     FINANCIAL CONDITION AND RESULTS OF OPERATIONS AS OF SEPTEMBER 30, 1999


     For our financial condition and the results of our operations as of September 30, 1999, we refer you to our quarterly report on Form 10-Q for the quarter ended September 30, 1999.


                              SELLING SHAREHOLDERS

     The Selling Shareholders are MeesPierson N.V., a Dutch financial institution, and First Union National Bank, a national banking association. The address of MeesPierson is Coolsingel 93, PO Box 749, 3000 AS Rotterdam, The Netherlands, and the address of FUNB is One First Union Center, 301 South College Street, TW-9, Charlotte, North Carolina 28288-0735.

     The Selling Shareholders are lenders to the Company. The Selling Shareholders may sell their shares independently of each other and are not acting as a partnership, limited partnership, syndicate or group for the purpose of acquiring, holding, or disposing of any of their shares. On August 2, 1999, the Selling Shareholders lent a special purpose subsidiary organized by the Company $50 million, the proceeds of which were used to repay existing indebtedness of the Company and its subsidiaries. We described this financing in our quarterly report on Form 10-Q for the quarter ended June 30, 1999.

     In connection with the August 1999 refinancing, each of MeesPierson and FUNB were issued 150,000 of our authorized but unissued common shares (300,000 shares in total), and we entered into a Warrant Agreement with the Selling Shareholders. We filed a copy of the Warrant Agreement, as amended, as an exhibit to our quarterly report referred to above.

THE WARRANT AGREEMENT

     Pursuant to the Warrant Agreement, each of MeesPierson and FUNB was granted the right to purchase 100,000 of our authorized but unissued common shares, at an exercise price of $4.41 per share, which was the average of the daily closing prices of our common shares on the Nasdaq National Market during the 30-day period preceding August 2, 1999, the date the Selling Shareholders lent us $50 million. The Selling Shareholders may purchase their shares under the Warrant Agreement at any time prior to August 15, 2004 plus 90 days or, if later, the date on which we fully repay the monies borrowed from the Selling Shareholders.


     We issued 150,000 of our common shares to each of the Selling Shareholders on August 2, 1999. These 150,000 shares represent 1.64% of the 9,158,378 common shares we currently have outstanding. Were each of the Selling Shareholders to exercise its warrant and purchase all 100,000 shares issuable to each Selling Shareholder under the Warrant Agreement, then each of the Selling Shareholders would own 250,000 of our common shares, representing 2.67% of the number of our common shares that would then be outstanding (assuming we issue no additional shares).


     The number of shares issuable under the Warrant Agreement to the Selling Shareholders shall be adjusted to take into account any stock dividend, subdivision of our common shares, or like change. In addition, the number of shares subject to the Warrant Agreement shall generally be adjusted to protect the Selling Shareholders in the event that we issue or sell our common shares or securities convertible into our common shares or rights or warrants to purchase our common shares at a price per share lower than the price equal to 90% of the average of the daily closing prices of our common shares on the Nasdaq National Market during the 30-day period preceding such sale or issuance.

     The Selling Shareholders are also entitled to protection under the Warrant Agreement in the event that we merge or consolidate with another entity or sell all of our assets. In any such event, the Selling Shareholders shall be entitled to receive from the surviving entity the securities or other property (including cash) to which the Selling Shareholders would have been entitled to if the Selling Shareholders had exercised their right to purchase our common shares prior to consummation of the transaction.

     Under the Warrant Agreement, we have a right of first refusal to purchase the warrants issued to a Selling Shareholder, in the event of a proposed transfer of the warrants by the Selling Shareholder, at the same price and terms offered to the Selling Shareholder by the third party. This restriction applies only to the proposed transfer of the warrants, not to the common shares issuable to the Selling Shareholder under the Warrant Agreement.

     Until exercise of the warrants issued to a Selling Shareholder, a Selling Shareholder has no rights as a shareholder of the Company with respect to the common shares issuable under the warrants.

     We have filed the Registration Statement of which this Prospectus is a part pursuant to the Warrant Agreement, which obligates us to register the 300,000 shares issued to the Selling Shareholders on August 2, 1999, and the 200,000 shares issuable under the Warrant Agreement. We further agreed to bear the expenses of the registration, including the SEC filing fee and the expenses of our counsel and our auditors in assisting us to register the common shares covered hereby.

     We have further agreed with the Selling Shareholders to indemnify them against any expenses or liabilities they may incur in connection with the use of this Prospectus in the event that it contains any untrue statement or alleged untrue statement of any material fact or omits to state a material fact required to be stated therein or necessary to make the statements in this Prospectus not misleading (with the exception of written information furnished to us by the Selling Shareholders for inclusion in this Prospectus).

                              PLAN OF DISTRIBUTION

     The Selling Shareholders may sell the common shares offered hereby through underwriting syndicates or by one or more underwriters, in each case as specified in a Supplement to this Prospectus. The Prospectus Supplement will set forth the terms of the offering, including the name or names of the underwriters, and either (i) the public offering price, the discounts and commissions to the underwriters and any discounts or concessions allowed or reallowed to certain dealers, or (ii) the method by which the price at which the underwriters will sell the common shares will be determined.

     The common shares may be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. If so indicated in the Prospectus Supplement, the Selling Shareholders will authorize the underwriters or other persons acting as the Selling Shareholders' agent to solicit offers by certain institutions to purchase the common shares on such terms and subject to such conditions as so specified.

     The Selling Shareholders may also sell the common shares offered hereby by means of the related Prospectus Supplements from time to time directly to purchasers in negotiated transactions or otherwise, at prices determined at the time of sale. The Selling Shareholders may effect such transactions by selling common shares to or through dealers and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders and any purchasers of common shares for whom they may act as agents.

     The place and time of delivery for the common shares in respect of which this Prospectus is delivered will be set forth in the related Prospectus Supplement.

                          DESCRIPTION OF COMMON SHARES

GOVERNING LAW

     Cronos is a Luxembourg company and its affairs are governed by its Articles of Incorporation (the "Articles"), the Luxembourg Company Act of August 10, 1915, as amended (the "Company Act"), and the Luxembourg Law on Holding Companies of July 31, 1929. A number of the provisions of the Company Act differ in certain respects from the corporate laws of most states of the United States. In addition, while the leading United States commercial jurisdictions, such as California, Delaware and New York, have extensive bodies of case law interpreting provisions of their respective statutes, the case law in Luxembourg is less extensive.

     We are filing a copy of our Articles as an exhibit to the Registration Statement of which this Prospectus is a part. The summary that follows is qualified by reference to the full text of the Articles.

AUTHORIZED SHARES

     Cronos' authorized capital consists of 25,000,000 common shares, $2 par value per share, of which 9,158,378 common shares are presently issued and outstanding. If the Selling Shareholders exercise all of the warrants we have issued to them, then the number of our outstanding shares would increase by 200,000 to 9,358,378 common shares outstanding. Our Articles currently do not authorize the issuance of preferred shares. All of our common shares are issued in registered form.

     Under Luxembourg law, our authorized capital is automatically reduced to the amount represented by our outstanding shares, unless our shareholders renew the authorized capital every five years. Our shareholders last renewed our authorized capital at the special shareholders' meeting held on August 13, 1997. Accordingly, our authorized capital will automatically be reduced to the amount represented by our outstanding shares in 2002, on the fifth anniversary of the shareholders' meeting just referred to, unless the authorized capital is extended at or before that meeting. The Board of Directors is authorized, without further shareholder action, to issue additional common shares from time to time up to the maximum number authorized at the time.

     All common shares to be outstanding upon consummation of this offering will be fully paid and nonassessable.

VOTING RIGHTS

     All common shares entitle the holder thereof to cast one vote for each share held. Under Luxembourg law shareholder action can generally be taken by a simple majority of shares present or represented, without regard to any minimum quorum requirements. Two exceptions to the law are (i) to amend the Articles, which requires (x) a two-thirds vote of the shares present or represented and
(y) a quorum of 50% of the outstanding shares entitled to vote when the meeting is first convened, and (ii) any action for which the Articles require more than a majority vote or a quorum.


     Our Articles currently provide that Cronos is to be managed by a Board of Directors composed of at least three members who shall be elected by simple majority of the outstanding shares for a term of three years and until their successors are elected. The terms of our directors are staggered so that the terms of one-third of the total number of Directors expire in each year. Currently, our Board consists of six members.


     Our common shares are traded on the Nasdaq Stock Market. Under Nasdaq's rules, the minimum quorum for any meeting of shareholders of a Nasdaq company is 33 1/3% of the outstanding shares of the company's common voting stock. We observe this requirement in holding our annual meetings of shareholders.

SHAREHOLDER MEETINGS AND NOTICE


     Under the Articles, the Company is required to hold a general meeting of shareholders at 3:30 p.m. on May 20th of each year at the Company's registered office in Luxembourg or in another location as designated. In addition, the Board may call any number of extraordinary general meetings, which may be held in Luxembourg or elsewhere. The Articles require notice of any general meeting to be sent by first class mail, postage prepaid, at least 20 days prior to any such meeting. Shareholders may be represented by written proxy, provided the written proxy is deposited with the Company at its registered office in Luxembourg, or with any Director before the opening of the meeting.

DIVIDENDS


     Our common shares are entitled to such dividends as may be declared by the Board of Directors from time to time out of funds legally available therefor. In general, under Luxembourg law only realized profits on an unconsolidated basis, determined in accordance with Luxembourg accounting principles, are available for dividends. Interim dividends can be declared up to three times in any fiscal year (at the end of the second, third or fourth quarters) by the Board of Directors. Interim dividends can be paid, but only after our independent auditors have reported to the Board of Directors that certain conditions have been satisfied. Final dividends are declared once a year at the annual general meeting by the shareholders; as specifically authorized by the Articles, both interim and final dividends can be paid out of any earnings, retained and current, as well as additional paid-in surplus. Luxembourg law authorizes the payment of share dividends if sufficient surplus exists to provide for the related increase in stated capital.



     Luxembourg law requires that 5% of Cronos' unconsolidated net profits each year be allocated to a legal reserve before declaration of dividends. This requirement continues until the reserve is 10% of our stated capital, after which no further allocations are required until further issuance of shares. The legal reserve may also be satisfied by a transfer from capital surplus. The legal reserve is not available for dividends. The Company currently maintains a legal reserve equal to 10% of its stated capital. Upon issuance of the common shares covered hereby pursuant to exercise by the Selling Shareholders of their warrants, we will transfer an amount from additional paid-in surplus sufficient to maintain our legal reserve equal to 10% of our stated capital.


LIQUIDATION

     Under the Articles, in the event of the liquidation, dissolution or winding up of the Company, all debts and obligations of the Company must first be paid, and any surplus thereafter remaining will be distributed to the holders of our common shares.

PREEMPTIVE RIGHTS

     As a general rule shareholders are entitled to preemptive rights under Luxembourg law unless the Articles provide otherwise. The Company's Articles authorize the Board of Directors to suppress shareholders' preemptive rights, and the Board has done so with respect to all authorized but unissued common shares. Upon the expiration of authorized but unissued shares discussed above, the suppression of preemptive rights will also terminate and shareholders will be entitled to preemptive rights once again unless the Board recommends and the shareholders approve suppressing further such rights. Accordingly, the common shares sold in this offering will not be entitled to preemptive rights at least until 2002.


SHAREHOLDER RIGHTS PLAN



     On October 25, 1999, we adopted a shareholder rights plan (the "Plan"). For shareholders of record on that date, we declared an allocation of one right to purchase one-tenth of a share of our common stock. Such rights shall also attach to each common share issued after October 25th until the "distribution date" (defined below). Each right, when it becomes exercisable, generally entitles the holders of our common shares to purchase from Cronos one-tenth of a common share at a price per whole common share of $16, subject to adjustment. The terms of the plan are set forth in a Rights Agreement between the Company and BankBoston, N.A., dated as of October 28, 1999 (the "Rights Agreement"), a copy of which we filed with the SEC as an exhibit to our Registration Statement on Form 8-A on October 29, 1999.

     Initially, the rights will attach to all certificates representing our common shares outstanding; no separate rights certificate will be distributed. The rights will separate from our common shares upon the earliest to occur of
(i) a person or entity or group of affiliated or associated persons having acquired beneficial ownership of 20% or more of our outstanding common shares (except pursuant to a permitted offer, as defined below), or (ii) ten business days (or such later date as the Board may determine) following the commencement of, or announcement of an intention to make, a tender or exchange offer the consummation of which would result in a person or group becoming an "acquiring person" (the earliest of such dates referred to in the Plan as a "Distribution Date"). A person or group whose acquisition of our common shares causes a Distribution Date is defined under the Plan as an "Acquiring Person." A person who acquires our common shares pursuant to a tender or exchange offer which is for all of our outstanding shares at a price and on terms which the Board determines (prior to the acquisition) to be adequate and in the best interest of the Company and its shareholders (a "Permitted Offer") will not be deemed to be an Acquiring Person under the Plan and such person's ownership will not trigger a Distribution Date. The rights are not exercisable until the Distribution Date and will expire on the close of business on October 28, 2009, unless earlier terminated.



     In the event that any person becomes an Acquiring Person, then each holder of rights will generally have the right (a "Flip-In Right") to receive, upon exercise of such rights, the number of whole common shares having a value (immediately prior to such triggering event) equal to two times the aggregate exercise price of such rights. In no event, however, will shares be issued upon exercise of the Flip-In Rights for a price of less than the par value (currently $2.00) per common share.



     The Plan also has a "Flip-Over Right" that would apply in certain mergers or other business combinations. In such event, each holder of rights would be entitled to receive, upon exercise of such rights, common shares of the acquiring company (or, in certain circumstances, its parent) having a value equal to two times the aggregate exercise price of the rights.



     At any time prior to a person becoming an Acquiring Person, or the expiration of the rights, the Company may redeem the rights, in whole, but not in part, at a price of $0.01 per right. The Plan may also be amended by the Board prior to the Distribution Date; and may be amended after the Distribution Date, subject to the requirements of applicable law, to cure any ambiguity, defect, or inconsistency, or to make changes which the Board determines to be in the best interest of the Company and its shareholders.



     Until a right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights shall not be taxable to the shareholders of the Company, the shareholders may, depending on the circumstances, recognize taxable income should the rights become exercisable or upon the occurrence of certain events thereafter.



     For a complete description of the Plan, prospective purchasers of our common shares are directed to the Registration Statement on Form 8-A and the Rights Agreement, which we filed with the SEC on October 29, 1999.


TRANSFER AGENT AND REGISTRAR

     We have appointed BankBoston, N.A. as Transfer Agent and Registrar for our common shares.

                               TAX CONSIDERATIONS


     The following summary of the material Luxembourg and United States Federal tax consequences is not a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of our common shares (the "shares"), and does not deal with the tax consequences applicable to all categories of investors, some of which may be subject to special rules. Prospective investors therefore should consult their tax advisors with respect to the Luxembourg and United States and other tax consequences of the purchase, ownership and disposition of Cronos' shares, including the effect of any foreign, state or local tax laws.


LUXEMBOURG

     The following summary of the material Luxembourg tax consequences of the purchase, ownership and disposition of shares reflects the opinion of Elvinger, Hoss & Prussen. Under present Luxembourg law, so long as the Company maintains its status as a holding company, no income tax, withholding tax (including with respect to dividends), capital gains tax, estate tax, or inheritance tax is payable in Luxembourg by shareholders in respect of the shares, except for shareholders domiciled, resident (or, in certain circumstances, formerly resident), or having a permanent establishment in Luxembourg.


UNITED STATES


     The following summary of the material United States Federal tax consequences resulting from the purchase, ownership and disposition of shares reflects the opinion of Fotenos & Suttle, P.C., San Francisco, California, United States counsel to the Company. The summary is limited to holders that hold shares as capital assets and that hold less than 10% of the voting stock in the Company.

Non U.S. Holders

     A beneficial owner of shares that is, for U.S. Federal income tax purposes, a nonresident alien individual or a foreign corporation (a "Non U.S. Holder") will not be subject to U.S. Federal income tax, including withholding taxes, on dividends paid by the Company or gains recognized on the sale, exchange or redemption of shares in the Company, unless the dividends or gains are effectively connected with a U.S. trade or business or, in the case of gains realized by an individual Non U.S. Holder, the Non U.S. Holder is present in the United States for 183 days or more in the taxable year of sale, exchange or redemption and certain other conditions are met.

U.S. Holders

     Subject to the discussion of passive foreign investment companies below:

     Dividends paid with respect to the shares will be included in the gross income of a beneficial owner of shares that is, for United States Federal income tax purposes, (i) a citizen or resident of the United States, (ii) a domestic corporation, or (iii) a holder otherwise subject to the United States Federal income taxation on a net income basis in respect of income or gain from the shares (a "U.S. Holder") as ordinary income to the extent paid out of current or accumulated earnings and profits of the Company, as determined under United States Federal income tax principles. Such dividends will not be eligible for the dividends received deduction allowed a United States corporation.

     A distribution not paid out of earnings and profits of the Company will reduce the basis of the shares, and, to the extent of the excess of such basis, will constitute taxable gain. Such gain will generally be capital gain and will be long-term capital gain if the shares have been held for more than one year.

     A U.S. Holder will recognize gain or loss upon a sale, redemption or other taxable disposition of shares measured by the difference between such U.S. Holder's tax basis in the shares and the amount realized on the disposition, assuming that the redemption is not treated as a dividend for U.S. Federal income tax purposes. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if the shares have been held for more than one year.

PASSIVE FOREIGN INVESTMENT COMPANY RULES

     Under Section 1297 of the Internal Revenue Code of 1986, as amended (the "Code") and applicable temporary and final Treasury regulations (the "Regulations"), a foreign corporation is a passive foreign investment company ("PFIC") as to a shareholder who is a citizen or resident of the United States, a corporation or partnership organized in or under the laws of the United States, any State thereof or the District of Columbia, an estate the income of which is subject to United States Federal income tax regardless of its source, a trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust in foreign countries (a "U.S. Person") if, for any current or prior taxable year of the foreign corporation during which the U.S. Person owned shares in the foreign corporation, either (a) at least 75% of the foreign corporation's gross income was "passive income," or (b) at least 50% of the foreign corporation's gross assets were "passive assets." Assets under lease and income from leasing activities generally are not deemed to be "passive" for this purpose if the income is derived by the foreign corporation or its subsidiaries from the active conduct of a trade or business. The Treasury Regulations provide that leasing income will be considered derived from the active conduct of a trade or business if the lessor maintains and operates a leasing organization that is regularly engaged in marketing, or marketing and servicing, the leased property and that is substantial in relation to the leasing income derived from leasing property as a result of the performance of such marketing functions. Whether the foreign corporation's leasing organization is substantial is determined based upon all of the facts and circumstances.


     The Company believes that it should not constitute a PFIC because its leasing organization is substantial and it derives its leasing income from the active conduct of a trade or business for purposes of the PFIC provisions described above, as follows: (i) the Company, through its subsidiaries, has more than 55 employees engaged in leasing activities, the majority of whom are engaged in sales, marketing and equipment management, (ii) the company directly incurs a high proportion of the overall expenses related to its leasing business, and (iii) the Company exercises close and direct supervision over the performance of services by third parties incurring the remainder of its overall leasing expenses. This matter is not entirely free from doubt, however, due to the absence of relevant authority indicating the manner in which the PFIC provisions should be applied and interpreted in this context, and accordingly there can be no assurance that the Internal Revenue Service would not assert that the Company is a PFIC or that there will not be a development or change in the relevant factual circumstances or legal rules that would cause the Company to become a PFIC.


     If the Company were a PFIC, unless a U.S. Person made the election described in the next paragraph, a special tax regime set forth in Section 1291 of the Code would apply to both (a) any "excess distribution" by the Company (generally, the U.S. Person's ratable share of distributions in any year that are greater than 125% of the average annual distributions received by such U.S. Person in the three preceding years or its holding period, if shorter) and (b) any gain realized on the sale or other disposition of the shares. Under this regime, any excess distribution and realized gain would be treated as ordinary income and would be subject to tax as if (a) the excess distribution or gain had been realized ratably over the U.S. Person's holding period, (b) the amount deemed realized had been subject to tax in each year of that holding period at the highest applicable tax rate, and (c) the interest charge generally applicable to underpayment of tax had been imposed on the taxes deemed to have been payable in those years.

     If the Company were a PFIC, a U.S. Person could elect, under Code Section 1295, provided the Company complies with certain reporting requirements, to have the Company treated, with respect to that Person's shareholding, as a "qualified electing fund," in which case such U.S. Person would include annually in gross income his pro rata share of the Company's annual ordinary earnings and annual net realized gains, whether or not such amounts are actually distributed to the U.S. Person. These amounts would be included by a U.S. Person for its taxable year in or with which the Company's taxable year ends. If the election were made, amounts included as income generally could be distributed tax free, and, to the extent not distributed, would increase the tax basis of the shares.


     A shareholder for whom a qualified electing fund election is in effect for each of the years that are included in the shareholder's holding period for his shares and for which the Company was determined to be a PFIC would not be subject to the Code Section 1291 provisions discussed above. If a qualified electing fund election is not in effect for each of such years, the shareholder may make an election pursuant to which the shareholder is deemed to have sold the shares in the PFIC at their fair market value; gain would be realized and taxed under the Code Section 1291 regime, as discussed above.


     As another possible means of avoiding, all or in part, the application of the Code Section 1291 provisions, in the event the Company were determined to be a PFIC, a shareholder could make a mark-to-market election under Code Section 1296 (relating to marketable PFIC stock). If this election were made, the shareholder would include in income each year an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of the tax year over the shareholder's adjusted basis in the stock. There would be a deduction for the lesser of the excess, if any, of the adjusted basis of the PFIC stock over its fair market value as of the close of the tax year or the unreversed inclusions (i.e., the excess of the mark-to-market gains over the mark-to-market losses) for previous years.

     If the Company were determined to be a PFIC, then the Company would comply with all requirements necessary to permit shareholders to make a "qualified electing fund" election under Code Section 1295. Such an election would not, however, retroactively eliminate adverse PFIC consequences for prior years, unless the taxpayer satisfies the Treasury Regulation's requirements relating to retroactive elections in circumstances in which a timely election is not made because the taxpayer reasonably believed that the Company is not a PFIC. This may require filing a "Protective Statement" or, in limited circumstances, requesting IRS consent. However, certain "qualified shareholders" are deemed to have satisfied the reasonable belief requirement and do not need to file a "Protective Statement" or request IRS consent in order to make a retroactive election for any open year in the shareholder's holding period. Generally, a qualified shareholder must meet the following tests: (a) the shareholder must own at all times during the tax year, directly, indirectly, or constructively, less than 2% of the vote and value of each class of the Company's stock, (b) with respect to the tax year of the Company ending within the shareholder's tax year, the Company or its U.S. counsel must have indicated, in a public filing, disclosure statement, or other notice ("filing") provided to U.S. Persons that are shareholders of the Company that the Company (i) reasonably believes that it is not or should not constitute a PFIC for the Company's taxable year, or (ii) is unable to conclude that it is not or should not be a PFIC (due to certain asset valuation or interpretation issues, or because PFIC status will depend on the income or assets of the Company in the Company's subsequent taxable years) but reasonably believes that, more likely than not, it ultimately will not be a PFIC, and (c) the shareholder must not know or have reason to know that a filing by the Company regarding the Company's PFIC status was inaccurate or know that the Company was a PFIC for the tax year of the Company ending with or within such tax year of the shareholder.

FOREIGN PERSONAL HOLDING COMPANY RULES

     The Company currently believes that it is not a foreign personal holding company ("FPHC") because no group of five or fewer United States citizens or residents owns, directly or indirectly, more than 50% of the Company's stock. If the Company were to become a FPHC in the future (for example by reason of certain constructive ownership rules or a change in the ownership of its stock) then, in general, each U.S. Person holding shares on the last day of the Company's taxable year would be treated as receiving a dividend in an amount equal to each such U.S. Person's share of the Company's undistributed foreign personal holding company income for such taxable year.

BACKUP WITHHOLDING

     A beneficial owner of shares may, under certain circumstances, be subject to United States "backup withholding" at the rate of 31% with respect to dividends paid or the proceeds of a sale, exchange or redemption of shares, unless such holder (a) is a corporation or is otherwise exempt; (b) is a Non U.S. Holder who certifies as to its non-U.S. status; or (c) provides an accurate taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules.


                                 LEGAL MATTERS



     The validity of the common shares offered hereby will be passed upon for the Company by Elvinger, Hoss & Prussen, Luxembourg. The summaries of Luxembourg and United States federal tax consequences of an investment in the common shares, as described under "Tax Considerations" herein, are based upon the opinions of Elvinger, Hoss & Prussen (Luxembourg tax consequences) and Fotenos & Suttle, P.C. (United States federal tax consequences).



                                    EXPERTS



     The consolidated balance sheets of Cronos as of December 31, 1998 and 1997, and the consolidated statements of income, shareholders' equity, and cash flows of Cronos for each of the three years ended December 31, 1998, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of Moore Stephens, which includes explanatory paragraphs on Cronos' ability to continue as a going concern and on the possibility of Cronos' becoming a defendant in certain lawsuits. Said report of Moore Stephens, independent accountants, is given on the authority of said firm as experts in accounting and auditing.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     This Prospectus incorporates documents by reference which are not presented in or delivered with it. This means that we can disclose certain information by referring a reader to certain documents. These documents (other than the exhibits to such documents unless specifically incorporated by reference) are available, without charge, upon written or oral request directed to Elinor A. Wexler, The Cronos Group, at its offices located at 444 Market Street, 15th Floor San Francisco, California 94111; telephone
(415) 677-8990.

     The following documents, which have been filed by Cronos with the SEC pursuant to the Exchange Act (file no. 0-24464) are incorporated in this Prospectus by reference and shall be deemed to be a part hereof:

          (a)  Annual Report on Form 10-K for the year ended December 31, 1998;

          (b) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999, and September 30, 1999;


          (c) Current Reports on Form 8-K dated March 15, April 1, April 13, August 20, August 23, August 27, November 3, November 16, 1999, and January 24, 2000;



          (d) The Company's Registration Statement on Form 8-A, filed with the Commission on December 4, 1995, registering the Company's common shares pursuant to Section 12(g) of the Exchange Act, and the Company's Registration Statement on Form 8-A, filed with the Commission on October 29, 1999, registering the Company's common share purchase rights, including any amendments or reports filed for the purpose of updating such descriptions; and



          (e) All documents filed by Cronos with the SEC pursuant to the Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made by this Prospectus.


     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superceded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is to be deemed to be incorporated by reference modifies or supercedes such statement. Any such statement so modified or superceded shall not be deemed, except as so modified or superceded, to constitute a part of this Prospectus.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS


ITEM 16. EXHIBITS.



     4.5  Confidentiality Agreement by and between First Union
          Securities, Inc., acting on behalf of the Company, and Interpool, Inc., dated as of January 4, 2000.
    23.4  Consent of Moore Stephens, independent public accountants.


ITEM 17. UNDERTAKINGS.

     A. Undertaking to Update.

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

             (i) include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

             (ii) reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the Registration Statement; and

             (iii) include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

     Provided, however, that paragraph (A)(1)(i) and (A)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     B. Undertaking With Respect to Documents Incorporated by Reference.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     C. Undertaking With Respect to Indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     D. Undertaking With Respect to Pricing Information.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of any prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES



     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on the 24th day of February, 2000.


                                          The Cronos Group


                                          By: /s/ DENNIS J. TIETZ

                                            ------------------------------------
                                              Dennis J. Tietz
                                              Chairman of the Board,
                                              Chief Executive Officer, and
                                              Director


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.



                     SIGNATURE                                   TITLE                    DATE
                     ---------                                   -----                    ----
DENNIS J. TIETZ                                        Chairman of the Board of     February 24, 2000
---------------------------------------------------  Directors and Chief Executive
Dennis J. Tietz                                      Officer (Principal Executive
                                                               Officer)

PETER J. YOUNGER                                        Chief Financial Officer     February 24, 2000
---------------------------------------------------    (Principal Financial and
Peter J. Younger                                        Accounting Officer) and
                                                               Director

S. NICHOLAS WALKER*                                            Director             February 24, 2000
---------------------------------------------------
S. Nicholas Walker

MAURICE TAYLOR*                                                Director             February 24, 2000
---------------------------------------------------
Maurice Taylor

CHARLES THARP*                                                 Director             February 24, 2000
---------------------------------------------------
Charles Tharp

ROBERT M. MELZER                                               Director             February 24, 2000
---------------------------------------------------
Robert M. Melzer

* By ELINOR A. WEXLER
--------------------------------------------------
     Elinor A. Wexler
     Attorney-In-Fact

                                 EXHIBIT INDEX



    EXHIBIT
      NO.                              DESCRIPTION
    -------                            -----------
        4.5    Confidentiality Agreement by and between First Union
               Securities, Inc., acting on behalf of the Company, and
               Interpool, Inc., dated as of January 4, 2000.
       23.4    Consent of Moore Stephens, independent public accountants